Exhibit 99.26 (d)(14)

                                 AGE 100+ RIDER




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                                 AGE 100+ RIDER

This rider is part of the policy to which it is attached. Except as stated in this rider, it is subject to all of the provisions contained in the policy.

POLICY NUMBER:           [3000000]

INSURED:                 [John M. Doe]

RIDER DATE:              [January 10, 2002]


                                   DEFINITIONS

AGE 100 ANNIVERSARY
The Policy Anniversary nearest the Insured's 100th birthday.

                                     GENERAL

RIDER DESCRIPTION
This rider will provide for a continuation of the policy's Face Amount of coverage beyond the Age 100 Anniversary, subject to the terms below. No monthly deductions are assessed after the Age 100 Anniversary. The charge for this benefit is reflected as an increase to the cost of insurance rates applied under the policy

AUTOMATIC POLICY CHANGES TO OCCUR ON THE AGE 100 ANNIVERSARY
On the Age 100 Anniversary, We will increase the policy's Face Amount by the Total Rider Insurance Amount under the Individual Term Rider, if attached to the policy, and the Individual Term Rider will then terminate.

On the Age 100 Anniversary, notwithstanding any other provision of the policy, the Death Benefit Option in effect will be Death Benefit Option 1. The provision entitled "How to Change the Death Benefit Option" will become inoperative on that date such that the death benefit option may not later be changed. Any policies under Death Benefit Option 2 will be changed to Death Benefit Option 1 on the Age 100 Anniversary without benefit of any resetting of the policy's Face Amount.

DEATH BENEFIT AFTER AGE 100 ANNIVERSARY
While this rider is in effect, the "Death Benefit After Age 100 Anniversary" provision of the Basic Policy is replaced with the following:

On and after the Age 100 Anniversary, the death benefit will equal the greater of:

a) the policy's Face Amount on the date of death; or

b) the Policy Value on the date of death.

There will be no Monthly Deductions assessed after the Age 100 Anniversary. The Loans provision and Partial Withdrawals provision will remain in effect. No premium payments may be made after the Age 100 Anniversary.

UNDER FEDERAL TAX LAW, THIS POLICY MAY NOT QUALIFY AS LIFE INSURANCE AFTER THE AGE 100 ANNIVERSARY. IT MAY BE SUBJECT TO ADVERSE TAX CONSEQUENCES AND A TAX ADVISOR SHOULD BE CONSULTED BEFORE THE POLICYHOLDER CHOOSES TO CONTINUE THE POLICY AFTER THE AGE 100 ANNIVERSARY.

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The current cost of insurance rate declared by Us, as described in the Monthly
Deduction provision of the Basic Policy, is adjusted upward to reflect the expense associated with this rider. The cost of insurance rate applied to the net amount at risk under the Basic Policy is higher when this rider is attached to the Basic Policy. When the Individual Term Rider and this rider are attached to the Basic Policy, the cost of insurance under the Individual Term Rider is adjusted upward to reflect the expense associated with this rider. The combined cost of insurance rate for the Individual Term Rider and this rider used to compute the cost of insurance is guaranteed not to exceed the Table of Guaranteed Maximum Cost of Insurance Rates shown for the Insured's risk classification as attached to the Individual Term Rider. The combined cost of insurance rate for the Basic Policy and this rider used to compute the cost of insurance is guaranteed not to exceed the Table of Guaranteed Maximum Cost of Insurance Rates shown for the Insured's risk classification as attached to the policy. Any new schedule of rates will be determined by Us based on factors which will be uniform by class without regard to change in the health of the Insured after the Rider Date of Issue, and based on our future mortality, expense, lapse and investment expectations.

TERMINATION OF THIS RIDER

This rider will terminate on the first of any of the following events to occur:

1. termination of the Basic Policy;

2. Our receipt of Your Written Request to cancel this rider, which shall be effective as of the next Monthly Calculation Day; or

3. the date of death.

Upon termination of this rider the Death Benefit After the Age 100 Anniversary provision in the policy will become operative including any consequent reduction in death benefit to equal the Policy Value. No retroactive assessment will be made for monthly deductions waived under this rider.

                         PHL Variable Insurance Company

                             /s/ Robert W. Fiondella

              Chairperson of the Board and Chief Executive Officer



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